Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

April 14, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel, Assistant Director Ivette Leon, Assistant Chief Accountant Kathryn Jacobson, Senior Staff Accountant

Re:	Dolby Laboratories, Inc. Form 10-K for the Fiscal Year Ended September 26, 2008 Filed November 21, 2008 File No. 1-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2009 relating to our Form 10-K for the fiscal year ended September 26, 2008 (File No. 1-32431) filed with the Commission on November 21, 2008 (“2008 10-K”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Securities and Exchange Commission

April 14, 2009

Form 10-K for the Fiscal year Ended September 26, 2008

Segment and Geographic Information page 88

1.	We note your response to prior comment 4 and your conclusion that Consumer Licensing and the Professional Products and Services are no longer reporting units under the guidance of paragraph 30 of SFAS 142 because (1) they are no longer operating segments and (2) they do not have distinct segment management teams. However, it is unclear from your response your consideration as to whether these represent components. Addressing each factor cited in paragraph 30 of SFAS 142 and its corollary, EITF D-101, provide us your analysis in reaching your conclusion that Consumer Licensing and the Professional Products and Services are not components and therefore do not constitute additional reporting units.

We advise the Staff that subsequent to our reorganization in the fourth quarter of fiscal 2007, our Dolby Entertainment Technology reporting unit was comprised of two revenue streams - Consumer Licensing and Professional Products & Services. We have considered each factor cited in paragraph 30 of SFAS 142 and its corollary, EITF D-101, to determine whether either of these revenue streams constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results. We determined that these revenue streams did not constitute reporting units under the aforementioned guidance. Our determination was based on the following evaluation.

We first considered whether either the Consumer Licensing or the Professional Products & Services revenue streams meets the definition of a business. As we have not adopted SFAS 141(R), we considered the definition set forth by EITF 98-3. EITF 98-3 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” While the Consumer Licensing and Professional Products & Services revenue streams contain some inputs, processes and outputs that are used to generate revenues, they do not contain all of the elements necessary for them to continue to conduct normal operations as a separate self-sustained integrated set of activities and assets. For example, these revenue streams do not have a separate sales and marketing group to license their technologies and sell their products and services. Additionally, research and development activities are shared between the two revenue streams. We concluded that the missing elements taken as a whole are more than minor because they would be costly and difficult to obtain. Since neither revenue stream would be able, on a stand alone basis, to continue normal operations and sustain their revenue stream, they are not businesses.

Securities and Exchange Commission

April 14, 2009

Next, we noted that the Consumer Licensing and the Professional Products & Services revenue streams do not have segment managers who are directly accountable to and maintain regular contact with our chief operating decision maker (“CODM”) to discuss operating activities, financial results, forecasts, or plans for the revenue streams.

Lastly, we considered whether discrete financial information was available for the revenue streams. Although our statement of operations provides gross margin information for our Consumer Licensing and Professional Products & Services revenue streams, we do not generate additional financial information for these revenue streams in sufficient detail to allow our CODM to assess performance and make resource allocation decisions. For example, we neither track operating expenses by the Consumer Licensing or Professional Products & Services revenue streams nor do we allocate operating expenses to these revenue streams.

Since neither of these revenue streams constitutes a business for which discrete financial information is available and is regularly reviewed by segment management, we concluded that these revenue streams are not reporting units based on the guidance set forth in paragraph 30 of SFAS 142 and its corollary, EITF D-101.

2.	Your response should also address whether your European operations constitute a component and/or an additional reporting unit.

Similar to the evaluation we had undertaken above with regards to our Consumer Licensing and the Professional Products & Services revenue streams, we have assessed our European operations to determine whether they constitute a component and/or an additional reporting unit under the guidance cited in paragraph 30 of SFAS 142 and its corollary, EITF D-101.

In considering whether our operations represent a business, we noted that our European operations do not contain all of the elements necessary to conduct normal operations as a separate self-sustained integrated set of activities and assets, and the missing elements taken as a whole are more than minor because they would be costly and difficult to obtain. For example, our executive management team which sets worldwide policies and procedures is located solely in the U.S. and the rights to our technologies, trademarks, and logos are also held by our U.S. entities. The costs of hiring and licensing these respective elements would be prohibitive to continuing normal operations on a stand-alone basis.

Securities and Exchange Commission

April 14, 2009

Additionally, although we generate discrete financial information for our European operations, the significant majority of our licensing revenue is recorded within one of our U.S. entities as this entity owns the underlying intellectual property rights, thereby reducing the informational relevance of the geographical results. Also, as noted above, our European sales & marketing, manufacturing, and research & development operations report through our worldwide functional organization and executive management team based in the U.S. Therefore we do not have segment managers who review the operating results and are directly accountable and maintain regular contact with our chief operating decision maker regarding these geographic areas. Finally, our CODM does not review this discrete financial information in order to make decisions about resources to be allocated nor to assess performance. These decisions are made on the basis of combined worldwide functional information. For these reasons, we concluded that our European operations are not deemed to be a reporting unit based on the guidance set forth in paragraph 30 of SFAS 142 and its corollary, EITF D-101.

* * * * *

Securities and Exchange Commission

April 14, 2009

Please direct your questions or comments regarding our responses to the undersigned at (415) 645–5202. In addition, we request that you provide a facsimile of any additional comments you may have to my attention at (415) 357–7521, as well as to Thomas C. DeFilipps and Mark B. Baudler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

DOLBY LABORATORIES, INC.

/s/ Kevin J. Yeaman
Kevin J. Yeaman
Chief Executive Officer

cc:	Mark S. Anderson, Esq.
Dolby Laboratories, Inc.

Thomas C. DeFilipps, Esq.
Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Conor Moore
KPMG LLP